Exhibit 99.1

Farfetch Announces Fourth Quarter and Full Year 2020 Results

•	2020 Gross Merchandise Value Exceeds $3 billion, up 49% year-over-year
•	2020 Revenue increases 64% year-over-year to $1.7 billion
•	Strong Q4 2020 Gross Merchandise Value and Digital Platform GMV growth - up 43% and 49% year-over-year, respectively, to record highs of $1.1 billion and $939 million, respectively
•	Q4 2020 Revenue increases 41% year-over-year to $540 million
•	Q4 2020 Digital Platform Order Contribution Margin improves 310 bps year-over-year to 35%; Gross Profit Margin remains flat year-over-year at 46%
•	Q4 2020 Loss After Tax of $2.3 billion includes $2.1 billion non-cash impact of higher share price on items held at fair value and remeasurements
•	Achieves first ever quarter of positive Adjusted EBITDA; Q4 2020 Adjusted EBITDA increases to $10 million, up from $(18) million in Q4 2019

LONDON, U.K. February 25, 2021 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the fourth quarter and full year ended December 31, 2020.

José Neves, Farfetch Founder, Chairman and CEO said: “2020 put the Farfetch platform to the test, but thanks to our robust capabilities, resilient operations and utmost perseverance from our more than 5,000 Farfetchers, we rose to the challenge and enabled our nearly 1,400 Marketplace sellers and Farfetch Platform Solutions clients to continually serve millions of luxury consumers across the globe. We cemented our leadership as the largest global online destination for luxury fashion, accelerated our Chapter 2 initiatives with strategic partnerships advancing our position to be the global platform for the luxury industry, and demonstrated the scale and attractiveness of our business model as we achieved the key milestone of Adjusted EBITDA profitability in the fourth quarter.

“As we enter 2021, I am more energized than ever by the prospects of leveraging our incredible achievements to date and our unique platform capabilities to go after the significant growth opportunities we see in our vision to be a digital enabler connecting the creators, curators and consumers of the global luxury industry, both online and offline – a nearly $300 billion opportunity we remain laser-focused on and plan to continue investing behind to deliver significant value over the long-term.”

Elliot Jordan, CFO of Farfetch, said: “The strong performance of Farfetch in the fourth quarter completes a remarkable year and is the result of our focused execution against the long-term strategy and the leveraging of our investments to date. We exceeded our own initial expectations for the year; accelerating growth in our digital platform, improving margins across all areas of the business and delivering strong operating cash flows. As a result, we delivered our first ever quarter of positive Adjusted EBITDA. Our industry partnerships and strategic alliances, as well as our $1.6 billion of liquidity, position us well to continue investing behind the long-term growth opportunities we see in digitally enabling the luxury industry.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data, Average Order Value, or otherwise stated):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Consolidated Group:
Gross Merchandise Value (“GMV”)	$739,937	$1,056,990	$2,139,699	$3,187,014
Revenue	382,232	540,105	1,021,037	1,673,922
Adjusted Revenue	337,738	464,887	893,077	1,460,694
Gross profit	176,136	249,148	459,846	770,928
Gross profit margin	46.1%	46.1%	45.0%	46.1%
Loss after tax	$(110,126)	$(2,281,035)	$(373,688)	$(3,333,071)
Adjusted EBITDA	(17,926)	10,376	(121,376)	(47,432)
Adjusted EBITDA Margin	(5.3)%	2.2%	(13.6)%	(3.2)%
Earnings per share (“EPS”)	$(0.34)	$(6.53)	$(1.21)	$(9.75)
Adjusted EPS	(0.08)	(0.06)	(0.56)	(0.66)
Digital Platform:
Digital Platform GMV	$628,610	$939,444	$1,947,868	$2,759,476
Digital Platform Services Revenue	226,411	347,341	701,246	1,033,156
Digital Platform Gross Profit	123,572	189,102	371,913	560,206
Digital Platform Gross Profit Margin	54.6%	54.4%	53.0%	54.2%
Digital Platform Order Contribution	$72,410	$121,844	$220,563	$361,419
Digital Platform Order Contribution Margin	32.0%	35.1%	31.5%	35.0%
Active Consumers	2,068	3,024	2,068	3,024
Average Order Value (“AOV”) - Marketplace	$636	$626	$608	$568
AOV - Stadium Goods	301	308	315	316
Brand Platform:
Brand Platform GMV	$101,539	$103,880	$164,210	$390,014
Brand Platform Revenue	101,539	103,880	164,210	390,014
Brand Platform Gross Profit	47,543	51,857	75,007	190,804
Brand Platform Gross Profit Margin	46.8%	49.9%	45.7%	48.9%

See “Notes and Disclosures” on page 21 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 21 for reconciliations of non-IFRS measures to IFRS measures. As we acquired New Guards in August 2019, our results for full year 2019 include only five months of New Guards’ performance.

Recent Business Highlights

COVID-19

•

Maintained continuity of operations with health and wellbeing of Farfetch employees, partners and consumers continuing to be our top priority – rolled out localized initiatives focused on employee wellbeing throughout the pandemic

•	Continued to collaborate with boutique and brand partners to drive growth of their digital sales via the Marketplace
•	Continued to work closely with our global logistics partners to preserve continuity of fulfilment and delivery operations, with no material disruptions during fourth quarter 2020
•

Following new lockdown measures announced by European governments towards the end of the fourth quarter, closed our retail stores in affected locations and postponed the opening of our newly relocated Browns boutique in London; our retail stores in the United States and Japan remained open

Digital Platform

•	Third-party transactions generated 84% of Digital Platform GMV at a take rate of 28.8% in fourth quarter 2020
•	Over 1,350 total Farfetch Marketplace (or Marketplace) sellers offered a record number of stock units across more than 3,500 brands
o	Signed new seller, Russian luxury group Bosco di Ciliegi, owner of 40+ mono-brand and four department stores, including historic department store Gum
o	Drove strong momentum in newer categories in 2020
▪	Watches and Jewelry grew nearly three times as fast as the Farfetch Marketplace
▪	Became the global destination with the broadest assortment for kids’ luxury fashion
•	Added new features to enhance customer experience
o	Launched order status push notifications for app, globally, and live customer service chat on our China iOS app
o	Offered Gold and Platinum ACCESS members in the United Kingdom and the United States, a style advisor service in a pilot with Wishi
o	Expanded virtual try-on beyond sneakers and sunglasses, to luxury watches
•	Partnered with brands to market new collections and increase brand awareness through engaging experiences on the Farfetch Marketplace
o

In January 2021, in our first partnership with a Richemont-backed brand, launched the global digital premier of Alber Elbaz’s AZ Factory, consisting of immersive and interactive experiences with content from the collection

o	In February 2021, exclusively partnered with Dolce & Gabbana to broadcast its men’s Fall-Winter 2021 Digital Show
•	Furthered Luxury New Retail initiatives:
o	Expanded on the successful Store of the Future roll-out in CHANEL’s Rue Cambon flagship boutique with the implementation of Store of the Future in two additional CHANEL boutiques in Paris
o

In February 2021, soft launched Farfetch’s storefront on Tmall’s Luxury Pavilion, offering Alibaba’s 779 million consumers access to the broad selection of luxury products available on the Farfetch Marketplace

•	Farfetch Platform Solutions re-platformed e-commerce site for New Guards brand, Ambush
•	Broadened Fulfilment by Farfetch logistics network with signing of a new third-party warehouse in the Netherlands, expected to become operational in April 2021

New Guards

•	New Guards’ brand portfolio continued to create culturally relevant collections
o	Off-White launched a capsule collection for the China Region, exclusively available through Off-White’s WeChat mini program
o	In February 2021, Off-White
▪	Revealed its Spring-Summer 2021 Collection via an immersive digital experience labeled ‘Imaginary TV’
▪	Launched its first ever skincare kit ‘The Protection Box’, in collaboration with South Korean brand AMOREPACIFIC
o	Ambush continued its expansion into the fashion category with the unveiling of its first ever campaign for its Spring-Summer 2021 collection

Environmental, Social and Governance (ESG)

•

Unveiled 2030 Positively Farfetch sustainability goals focused on becoming climate positive, driving revenues from ‘Conscious’ products, selling more circular products, and being a leader in conscious inclusion

•

Significantly reduced logistics carbon emissions per order from our largest transportation provider through a range of efficiency measures including better sized packaging and, since April 2020, committed to offset the carbon impact of every delivery and return through investments in independently certified and verified environmental projects

•	Delivered on strong consumer demand for ‘Conscious’ products, which experienced over three times higher GMV growth as compared to the Farfetch Marketplace in 2020
•	Launched Second Life in the United States, following a successful pilot in the United Kingdom and the European Union
•	Delivered on our commitment to employees – achieved improved happiness and retention results in our annual company-wide Humu employee survey

Liquidity

•	Ended year with Cash and Cash Equivalents of $1.6 billion
•	Completed issuance to Alibaba and Richemont of $600 million aggregate principal amount ($300 million each) of 0% Convertible Senior Notes due 2030
•	Issued 1.89 million Class A ordinary shares to Artemis for total gross proceeds of approximately $50 million

Fourth Quarter and Full Year 2020 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Digital Platform GMV	$628,610	$939,444	$1,947,868	$2,759,476
Brand Platform GMV	101,539	103,880	164,210	390,014
In-Store GMV	9,788	13,666	27,621	37,524
GMV	$739,937	$1,056,990	$2,139,699	$3,187,014

Gross Merchandise Value (“GMV”) increased by $317.1 million from $739.9 million in fourth quarter 2019 to $1,057.0 million in fourth quarter 2020, representing year-over-year growth of 42.8%. Digital Platform GMV increased by $310.8 million from $628.6 million in fourth quarter 2019 to $939.4 million in fourth quarter 2020, representing year-over-year growth of 49.4%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 48.8%.

The increase in GMV primarily reflects the growth in Digital Platform GMV driven by strong order growth and new consumer acquisition. This was partially offset by a slight decrease in the Marketplace AOV within the Digital Platform from $636 to $626 due to a higher mix of sales with fewer items per basket, partially offset by a higher full price mix. During fourth quarter 2020, we also saw year-over-year growth in transactions through websites managed by Farfetch Platform Solutions, primarily driven from incremental activity from new e-commerce sites launched throughout 2020, including Harrods.com, Off---White.com and Palmangels.com, among others.

Revenue (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Digital Platform Services third-party revenue	$156,028	$209,332	$496,040	$637,568
Digital Platform Services first-party revenue	70,383	138,009	205,206	395,588
Digital Platform Services Revenue	226,411	347,341	701,246	1,033,156
Digital Platform Fulfilment Revenue	44,494	75,218	127,960	213,228
Brand Platform Revenue	101,539	103,880	164,210	390,014
In-Store Revenue	9,788	13,666	27,621	37,524
Revenue	$382,232	$540,105	$1,021,037	$1,673,922

Revenue increased by $157.9 million year-over-year from $382.2 million in fourth quarter 2019 to $540.1 million in fourth quarter 2020, representing growth of 41.3%. The increase was primarily driven by 56.0% growth in Digital Platform Revenue to $422.6 million. Brand Platform Revenue increased by 2.3%, reflecting a year-over-year shift in timing of Spring-Summer collection shipments.

The increase in Digital Platform Services Revenue of 53.4% was driven by 49.4% overall growth in Digital Platform GMV, which had an increased mix of Digital Platform Services first-party GMV. Digital Platform Services first-party GMV, which is composed of our sales of owned-inventory including First-Party Original, is included in Digital Platform Services Revenue at 100% of the GMV. Digital Platform Services first-party revenue increased 96.1% year-over-year to $138.0 million, primarily driven by a strategic focus on increasing New Guards’ direct-to-consumer distribution since acquiring the business in August 2019. Growth in Browns digital sales, primarily driven by higher sell-through of full-price products also contributed to this increase.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch funded promotions and incentives will impact Digital Platform Fulfilment Revenue. In fourth quarter 2020, Digital Platform Fulfilment Revenue increased 69.1% year-over-year, a higher rate as compared to Digital Platform Services cost growth, due to a slower growth in Farfetch funded promotion cost and pass through of a higher cost per order for shipping and duties.

In-Store Revenue increased by 39.6% to $13.7 million and was primarily driven by the opening of New Guards stores throughout the year, partially offset by store closures and reduced foot traffic across our retail store network as a result of COVID-19 restrictions.

Cost of Revenue (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Digital Platform Services third-party cost of revenue	$49,486	$70,451	$169,661	$208,518
Digital Platform Services first-party cost of revenue	53,353	87,788	159,672	264,432
Digital Platform Services cost of revenue	102,839	158,239	329,333	472,950
Digital Platform Fulfilment cost of revenue	44,494	75,218	127,960	213,228
Brand Platform cost of revenue	53,996	52,022	89,203	199,208
In-Store cost of goods sold	4,767	5,478	14,695	17,608
Cost of revenue	$206,096	$290,957	$561,191	$902,994

Cost of revenue increased by $84.9 million, or 41.2%, year-over-year from $206.1 million in fourth quarter 2019 to $291.0 million in fourth quarter 2020 in line with Revenue growth. The increase was driven by 53.9% growth in Digital Platform Services cost of revenue to $158.2 million, and partially offset by a slight reduction in Brand Platform cost of revenue due to a shift in timing of Spring-Summer collection shipments year-over-year and higher margin year-over-year.

Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue primarily driven by the increased mix of first-party revenue where the related cost of revenue includes the production and purchase cost of products.

We rely on third-parties to provide shipping services, and changes in their operations due to the ongoing impacts of COVID-19 as well as the impacts of the United Kingdom’s withdrawal from the European Union starting in January 2021 may impact our service levels or cost of revenue. There were no such material adverse impacts to our service levels or cost of revenue in fourth quarter 2020, where our increased costs were primarily duty-related, driven by a mix shift in regional sales. However, we may experience an increase in certain unit costs of operating a global e-commerce business as the increasing adoption of e-commerce by the global retail industry creates the potential for cost increases.

Gross profit (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Digital Platform third-party gross profit	$106,542	$138,881	$326,379	$429,050
Digital Platform first-party gross profit	17,030	50,221	45,534	131,156
Digital Platform Gross Profit	123,572	189,102	371,913	560,206
Brand Platform Gross Profit	47,543	51,858	75,007	190,806
In-Store Gross Profit	5,021	8,188	12,926	19,916
Gross profit	$176,136	$249,148	$459,846	$770,928

Gross profit increased by $73.0 million, or 41.5% year-over-year in line with Revenue growth, to $249.1 million in fourth quarter 2020. As a result, Gross Profit margin remained stable year-over-year at 46.1%.

Digital Platform Gross Profit Margin declined slightly to 54.4% in fourth quarter 2020, from 54.6% in the fourth quarter 2019 as a result of a decrease in Digital Platform third-party gross profit margin, increase in first-party mix and an increase in unit costs of logistics, which were mostly offset by increased first-party margin.

Brand Platform Gross Profit Margin increased 310bps year-over-year to 49.9%. However, this improvement was more than offset by the increased mix towards Digital Platform Services Revenue over the same period, resulting in total Gross Profit Margin remaining flat at 46.1%.

Selling, general and administrative expenses by type (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Demand generation expense	$51,162	$67,258	$151,350	$198,787
Technology expense	22,653	29,827	84,207	115,227
Share based payments	42,238	121,118	158,422	291,633
Depreciation and amortization	50,065	60,135	113,591	217,223
General and administrative	120,247	141,687	345,665	504,346
Other items	5,584	17,080	16,374	24,267
Selling, general and administrative expense	$291,949	$437,105	$869,609	$1,351,483

Demand generation expense increased $16.1 million year-over-year to $67.3 million in fourth quarter 2020. As a percentage of Digital Platform Service Revenue, fourth quarter 2020 demand generation expense improved from 22.6% to 19.4%. The improvement reflects our underlying strategy to gain efficiencies in demand generation spend by leveraging data insights to drive more targeted digital marketing, shifting away from lower performing channels.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense increased by $7.2 million, or 31.7%, in fourth quarter 2020 year-over-year. The increase was mainly driven by an increase in technology staff headcount.

Fourth quarter 2020 technology expense continued to scale as a percentage of Adjusted Revenue, decreasing from 6.7% to 6.4% year-over-year as Adjusted Revenue growth outpaced growth of our underlying technology costs.

Depreciation and amortization expense increased by $10.1 million, or 20.1%, year-over-year from $50.1 million in fourth quarter 2019 to $60.1 million in fourth quarter 2020. Amortization expense increased principally due to a $5.5 million increase in amortization of our technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives. Depreciation expense primarily increased as a result of new leases entered into during the last 12 months.

Share based payments increased by $78.9 million or 186.8% year-over-year in fourth quarter 2020. The increase was mainly due to the impact of share price changes on our provisions for employment-related taxes and the cost of cash-settled awards. During fourth quarter 2020, our share price increased by $38.65, significantly more than the $1.71 increase in our share price during fourth quarter 2019. This resulted in a year-over-year increase in our provisions, primarily for employment related taxes and also cost of cash-settled awards. Grants of additional equity-settled awards in 2020 also contributed to the year-over-year increase to a lesser extent.

General and administrative expense increased by $21.4 million, or 17.8%, year-over-year in fourth quarter 2020, primarily due to an increase in non-technology headcount and Digital Platform operational costs across a number of areas to support the expansion of our business. General and administrative expense decreased as a percentage of Adjusted Revenue to 30.5% compared to 35.6% in fourth quarter 2019 as we continued to leverage our operations base to efficiently grow Adjusted Revenue.

Other items of $17.1 million in fourth quarter 2020 primarily reflect transaction-related legal and advisory expenses, largely associated with our issuance of the $600 million convertible note to Alibaba and Richemont.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Remeasurement (losses)/gains on put and call option liabilities	$(10,565)	$(166,702)	$43,247	$(288,853)
Fair value losses on embedded derivative liabilities	-	(1,890,604)	-	(2,354,720)
Change in fair value of acquisition related consideration	-	-	(21,526)	-
(Losses)/gains on items held at fair value and remeasurements	$(10,565)	$(2,057,306)	$21,721	$(2,643,573)

The $1,890.6 million fair value losses on embedded derivative liabilities in fourth quarter 2020 was primarily driven by the increase in our share price. The fair value losses on embedded derivative liabilities in fourth quarter 2020 is comprised of the following revaluation losses on our convertible senior notes: (i) $749.0 million fair value loss related to $250 million 5.00% notes due 2025; (ii) $869.1 million fair value loss related to $400 million 3.75% notes due 2027; and (iii) $272.5 million fair value loss related to $600 million 0.00% notes due 2030. These notes provide us with strong liquidity to fund ongoing capital need and invest in various growth initiatives. There were no fair value losses on embedded derivatives in fourth quarter 2019. In addition, remeasurement losses on put and call option liabilities in fourth quarter 2020 primarily related to a $165.8 million remeasurement loss in connection with Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, compared to a $9.0 million remeasurement loss in fourth quarter 2019. The Chalhoub partnership has underpinned our strong growth in the Middle East, which has outpaced the Farfetch Marketplace GMV growth for four consecutive quarters.

Impairment losses on tangible and intangible assets (in thousands):

	Three months ended December 31,		Year ended December 31,
	2019	2020	2019	2020
Impairment losses on right-of-use asset	$-	$(699)	$-	$(2,234)
Impairment losses on property, plant and equipment	-	-	-	(757)
Impairment losses on tangible assets	$-	$(699)	$-	$(2,991)

Impairment losses on intangible assets	$-	$(36,269)	$-	(36,269)
Impairment losses on intangible assets	$-	$(36,269)	$-	$(36,269)

The impairment charge of $36.3 million on intangible assets and $0.7 million on tangible assets in fourth quarter 2020 is primarily comprised of a $30.5 million charge related to a reduction in the carrying value of one of the smaller intangible brand assets within New Guards portfolio, as well as a $0.7 million reduction in the carrying value of the corporate right-of-use assets associated with that same brand. The remaining $5.8 million impairment charge on intangible assets related to the closure of our direct consumer-facing channels on JD.com and the associated intangible asset held for the Farfetch Level 1 access button. This resulted from our annual considerations of potential impairment of assets, including our intangible assets, whereby indicators of impairment were present. For fourth quarter 2020, our impairment assessment incorporated current and potential ongoing impacts of COVID-19 across the broader economy. There were no impairment losses in fourth quarter 2019.

Loss After Tax

Loss after tax increased by $2,170.9 million year-over-year to $2,281.0 million in fourth quarter 2020, which in addition to losses during the year, drove total equity from $1,337.8 million at December 31, 2019 to $(1,676.1) million as at December 31, 2020. The increase was primarily driven by losses on items held at fair value and remeasurements, which increased $2,046.7 million year-over-year, as well as increases in share-based payments, general and administrative expenses, and depreciation and amortization expense, partially offset by an increase in gross profit, as explained above.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $28.3 million, to $10.4 million in fourth quarter 2020 as a result of our growth, improving unit economics and scaling of the fixed cost base. Adjusted EBITDA Margin improved from (5.3)% to 2.2% year-over-year, primarily reflecting lower demand generation expense, lower general and administrative expenses, and the decline in technology expense as percentages of Adjusted Revenue.

Liquidity

At December 31, 2020 cash and cash equivalents were $1,573.4 million, an increase of $1,251.0 million compared to $322.4 million at December 31, 2019. The increase in cash and cash equivalents is primarily due to the private placement of convertible senior notes during 2020, as well as a net cash inflow from operating activities, and partially offset by a net cash outflow from investing activities as New Guards continued to invest in its brand portfolio. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes issued in 2020 may be settled, at Farfetch's election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of February 25, 2021.

For Full Year 2021:

•	Digital Platform GMV of $3.6 billion to $3.7 billion, representing growth of 30% to 35% year-over-year
•	Adjusted EBITDA margin of 1% to 2%

For First Quarter 2021:

•	Digital Platform GMV of $740 million to $770 million, representing growth of 50% to 55% year-over-year
•	Brand Platform GMV of $95 million to $105 million
•	Adjusted EBITDA of $(19) million to (21) million

Uncertainties resulting from the spread of COVID-19 and the evolving nature of the situation could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, and shipments
•	reduced or delayed supply from potential factors, including reduced inventory from brands and retailers, as well as additional shutdowns
•	weakened consumer sentiment and discretionary income potentially arising from a prolonged shutdown and declining macro-economic conditions
•	incurring additional costs to support our operations

Conference Call Information

Farfetch will host a conference call today, February 25, 2021 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended December 31
(in $ thousands, except share and per share data)

	2019	2020
Revenue	382,232	540,105

Cost of revenue	(206,096)	(290,957)
Gross profit	176,136	249,148

Selling, general and administrative expenses	(291,949)	(437,105)
Impairment losses on tangible assets	-	(699)
Impairment losses on intangible assets	-	(36,269)
Operating loss	(115,813)	(224,925)

Losses on items held at fair value and remeasurements	(10,565)	(2,057,306)
Share of results of associates	(38)	66
Finance income	19,252	20,065
Finance costs	(3,070)	(34,639)
Loss before tax	(110,234)	(2,296,739)

Income tax benefit	108	15,704
Loss after tax	(110,126)	(2,281,035)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(116,907)	(2,284,593)
Non-controlling interests	6,781	3,558
	(110,126)	(2,281,035)

Loss per share attributable to equity holders of the parent
Basic and diluted	(0.34)	(6.53)

Weighted-average ordinary shares outstanding
Basic and diluted	339,495,707	349,603,548

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended December 31
(in $ thousands)

	2019	2020
Loss after tax	(110,126)	(2,281,035)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations or financial position (net of tax):
Exchange differences (loss)/gain on translation of foreign operations	(25,838)	1,639
Gain on cash flow hedges recognized in equity	1,249	9,775
Gain on cash flow hedges recognized in equity - time value	-	6,145
Less: Loss on cash flow hedges reclassified and reported in net loss	2,912	2,563
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(27)	(21)
Other comprehensive (loss)/income for the period, net of tax	(21,704)	20,101
Total comprehensive loss for the period, net of tax	(131,830)	(2,260,934)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(138,611)	(2,264,824)
Non-controlling interests	6,781	3,890
	(131,830)	(2,260,934)

Unaudited interim condensed consolidated statements of operations for the year ended December 31
(in $ thousands, except share and per share data)

	2019	2020
Revenue	1,021,037	1,673,922

Cost of revenue	(561,191)	(902,994)
Gross profit	459,846	770,928

Selling, general and administrative expenses	(869,609)	(1,351,483)
Impairment losses on tangible assets	-	(2,991)
Impairment losses on intangible assets	-	(36,269)
Operating loss	(409,763)	(619,815)

Gains/(losses) on items held at fair value and remeasurements	21,721	(2,643,573)
Share of results of associates	366	(74)
Finance income	34,382	24,699
Finance costs	(19,232)	(108,742)
Loss before tax	(372,526)	(3,347,505)

Income tax (expense)/benefit	(1,162)	14,434
Loss after tax	(373,688)	(3,333,071)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(385,297)	(3,350,619)
Non-controlling interests	11,609	17,548
	(373,688)	(3,333,071)

Loss per share attributable to owners of the company
Basic and diluted	(1.21)	(9.75)

Weighted-average ordinary shares outstanding
Basic and diluted	318,843,239	343,829,481

Unaudited interim condensed consolidated statements of comprehensive loss for the year ended December 31
(in $ thousands)

	2019	2020
Loss after tax	(373,688)	(3,333,071)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations or financial position (net of tax):
Exchange differences (loss)/gain on translation of foreign operations	(7,333)	23,903
Loss on cash flow hedges recognized in equity	(11,863)	(4,227)
Gain on cash flow hedges recognized in equity - time value	-	2,552
Less: Loss on cash flow hedges reclassified and reported in net loss	8,337	17,612
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Impairment loss on investments	(100)	-
Remeasurement loss on severance plan	(58)	(24)
Other comprehensive (loss)/income for the year, net of tax	(11,017)	39,816
Total comprehensive loss for the year, net of tax	(384,705)	(3,293,255)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(396,314)	(3,311,135)
Non-controlling interests	11,609	17,880
	(384,705)	(3,293,255)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2019	December 31, 2020
Non-current assets
Other receivables	12,388	58,081
Deferred tax assets	5,324	13,556
Intangible assets, net	1,362,967	1,279,328
Property, plant and equipment, net	67,999	89,082
Right-of-use assets	115,176	179,227
Investments	16,229	8,278
Investments in associates	2,466	2,319
Total non-current assets	1,582,549	1,629,871
Current assets
Inventories	128,107	145,309
Trade and other receivables	189,897	209,946
Current tax assets	1,873	2,082
Derivative financial assets	3,024	30,242
Cash and cash equivalents	322,429	1,573,421
Total current assets	645,330	1,961,000
Total assets	2,227,879	3,590,871

Liabilities and equity
Non-current liabilities
Provisions	23,704	129,113
Deferred tax liabilities	219,789	182,463
Lease liabilities	100,833	165,275
Employee benefit obligations	16,455	26,116
Derivative financial liabilities	-	2,996,220
Borrowings	-	635,237
Put and call option liabilities	61,268	348,937
Other financial liabilities	-	4,853
Total non-current liabilities	422,049	4,488,214
Current liabilities
Trade and other payables	413,696	666,144
Provisions	-	27,146
Current tax liability	28,289	3,098
Lease liabilities	18,485	26,128
Employee benefit obligations	-	38,286
Derivative financial liabilities	5,601	17,427
Put and call option liabilities	1,118	-
Other financial liabilities	809	518
Total current liabilities	467,998	778,747
Total liabilities	890,047	5,266,961
Equity/(deficit)
Share capital	13,584	14,168
Share premium	878,007	927,931
Merger reserve	783,529	783,529
Foreign exchange reserve	(30,842)	(7,271)
Other reserves	349,463	447,753
Accumulated losses	(826,135)	(4,010,756)
Equity/(deficit) attributable to owners of the parent	1,167,606	(1,844,646)
Non-controlling interests	170,226	168,556
Total equity/(deficit)	1,337,832	(1,676,090)
Total equity/(deficit) and liabilities	2,227,879	3,590,871

Unaudited interim condensed consolidated statements of cash flows for the year ended December 31
(in $ thousands)
	2019	2020
Cash flows from operating activities
Operating loss	(409,763)	(619,815)
Adjustments to reconcile operating loss to net cash (outflow)/inflow from operating activities:
Depreciation	28,536	39,366
Amortization	85,055	177,857
Non-cash employee benefits expense	138,195	168,347
Net loss on sale of non-current assets	(144)	-
Impairment losses on tangible assets	-	2,991
Impairment losses on intangible assets	-	36,269
Impairment of investments	5,000	235
Net exchange differences	(842)	-
Change in working capital
Increase in receivables	(51,273)	(15,833)
Increase in inventories	(29,723)	(16,471)
Increase in payables	113,716	280,454
Change in other assets and liabilities
Decrease/(increase) in non-current receivables	3,723	(1,453)
Increase in other liabilities	11,575	59,640
(Decrease)/increase in provisions	(4,252)	85,001
Decrease in derivative financial instruments	(117)	(15,052)
Income taxes paid	(16,328)	(65,221)
Net cash (outflow)/inflow from operating activities	(126,642)	116,315

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(461,691)	(12,016)
Payments for property, plant and equipment	(39,512)	(26,839)
Proceeds on disposal of property, plant and equipment	272	-
Payments for intangible assets	(72,985)	(94,105)
Payments for investments	(20,846)	(2,872)
Interest received	11,259	3,131
Dividends received from associate	-	60
Net cash outflow from investing activities	(583,503)	(132,641)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(19,127)	(19,051)
Interest paid and fees paid on loans	(4,776)	(54,154)
Dividends paid to holders of non-controlling interests	-	(20,515)
Proceeds from issue of shares, net of issue costs	-	50,000
Proceeds from exercise of employee share based awards	8,654	62,899
Proceeds from borrowings, net of issue costs	-	1,241,861
Net cash (outflow)/inflow from financing activities	(15,249)	1,261,040

Net (decrease)/increase in cash and cash equivalents	(725,394)	1,244,714
Cash and cash equivalents at the beginning of the year	1,044,786	322,429
Effects of exchange rate changes on cash and cash equivalents	3,037	6,278
Cash and cash equivalents at end of year	322,429	1,573,421

Unaudited interim condensed consolidated statements of changes in equity/(deficit)
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/ (deficit) attributable to owners of the parent	Non- controlling interests	Total equity/ (deficit)
Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
(Loss)/income after tax for the year	-	-	-	-	-	(385,297)	(385,297)	11,609	(373,688)
Other comprehensive loss	-	-	-	(7,333)	(3,684)	-	(11,017)	-	(11,017)
Total comprehensive (loss)/income for the year, net of tax	-	-	-	(7,333)	(3,684)	(385,297)	(396,314)	11,609	(384,705)
Loss on cashflow hedge transferred to inventory	-	-	-	-	142	-	142	-	142
Issue of share capital, net of transaction costs	1,590	105,707	-	-	393,105	-	500,402	-	500,402
Share based payment – equity settled	-	-	-	-	76,383	46,841	123,224	-	123,224
Share based payment – reverse vesting shares	-	-	-	-	(82,646)	-	(82,646)	-	(82,646)
Transaction with non- controlling interests	-	-	-	-	(101,311)	-	(101,311)	-	(101,311)
Non-controlling interest arising from a business combination	-	-	-	-	-	-	-	158,617	158,617
Non-controlling interest put option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at December 31, 2019	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832

Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity/(deficit)
(Loss)/income after tax for the year	-	-	-	-	-	(3,350,619)	(3,350,619)	17,548	(3,333,071)
Other comprehensive income	-	-	-	23,571	15,913	-	39,484	332	39,816
Total comprehensive income/(loss) for the year, net of tax	-	-	-	23,571	15,913	(3,350,619)	(3,311,135)	17,880	(3,293,255)
Gain on cashflow hedge transferred to inventory	-	-	-	-	(1,213)	-	(1,213)	-	(1,213)
Issue of share capital, net of transaction costs	584	49,924	-	-	4,808	-	55,316	-	55,316
Share based payment – equity settled	-	-	-	-	52,690	165,998	218,688	-	218,688
Share based payment – reverse vesting shares	-	-	-	-	26,092	-	26,092	-	26,092
Acquisition of non-controlling interest	-	-	-	-	-	-	-	965	965
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at December 31, 2020	14,168	927,931	783,529	(7,271)	447,753	(4,010,756)	(1,844,646)	168,556	(1,676,090)

Supplemental Metrics [1]	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$419,273	$488,475	$492,014	$739,937	$2,139,699
Revenue	174,064	209,260	255,481	382,232	1,021,037
Adjusted Revenue	146,374	180,738	228,227	337,738	893,077
In-Store Revenue	4,536	4,220	9,077	9,788	27,621
Gross profit	83,291	85,280	115,139	176,136	459,846
Gross profit margin	47.9%	40.8%	45.1%	46.1%	45.0%
Demand generation expense	$(31,423)	$(34,444)	$(34,321)	$(51,162)	$(151,350)
Technology expense	(20,159)	(19,073)	(22,322)	(22,653)	(84,207)
Share based payments	(38,714)	(45,710)	(31,760)	(42,238)	(158,422)
Depreciation and amortization	(14,106)	(14,323)	(35,097)	(50,065)	(113,591)
General and administrative	(61,945)	(69,339)	(94,134)	(120,247)	(345,665)
Other items	(2,493)	1,764	(10,061)	(5,584)	(16,374)
Impairment losses on tangible assets	-	-	-	-	-
Gains / (losses) on items held at fair value and remeasurements	-	-	32,286	(10,565)	21,721
Loss after tax	(77,686)	(95,392)	(90,484)	(110,126)	(373,688)
Adjusted EBITDA	(30,236)	(37,576)	(35,638)	(17,926)	(121,376)
Adjusted EBITDA Margin	(20.7)%	(20.8)%	(15.6)%	(5.3)%	(13.6)%
Earnings per share (“EPS”)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(1.21)
Adjusted EPS	(0.11)	(0.16)	(0.20)	(0.08)	(0.56)
Digital Platform:
Digital Platform GMV	$414,737	$484,255	$420,266	$628,610	$1,947,868
Digital Platform Services Revenue	141,838	176,518	156,479	226,411	701,246
Digital Platform Fulfilment Revenue	27,690	28,522	27,254	44,494	127,960
Digital Platform Gross Profit	80,941	84,106	83,294	123,572	371,913
Digital Platform Gross Profit Margin	57.1%	47.6%	53.2%	54.6%	53.0%
Digital Platform Order Contribution	$49,518	$49,662	$48,973	$72,410	$220,563
Digital Platform Order Contribution Margin	34.9%	28.1%	31.3%	32.0%	31.5%
Active Consumers	1,699	1,773	1,889	2,068	2,068
AOV - Marketplace	$601	$600	$582	$636	$608
AOV - Stadium Goods	300	336	327	301	315
Brand Platform:
Brand Platform GMV	$-	$-	$62,671	$101,539	$164,210
Brand Platform Revenue	-	-	62,671	101,539	164,210
Brand Platform Gross Profit	-	-	27,464	47,543	75,007
Brand Platform Gross Profit Margin	-	-	43.8%	46.8%	45.7%

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 21 for reconciliations of non-IFRS measures to IFRS measures.

Supplemental Metrics [1]	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$610,874	$721,310	$797,840	$1,056,990	$3,187,014
Revenue	331,437	364,680	437,700	540,105	1,673,922
Adjusted Revenue	301,152	307,877	386,778	464,887	1,460,694
In-Store Revenue	8,516	3,926	11,416	13,666	37,524
Gross profit	153,376	159,375	209,029	249,148	770,928
Gross profit margin	46.3%	43.7%	47.8%	46.1%	46.1%
Demand generation expense	$(37,966)	$(47,378)	$(46,185)	$(67,258)	$(198,787)
Technology expense	(26,307)	(29,284)	(29,809)	(29,827)	(115,227)
Share based payments	(26,760)	(61,915)	(81,840)	(121,118)	(291,633)
Depreciation and amortization	(51,323)	(51,758)	(54,007)	(60,135)	(217,223)
General and administrative	(111,422)	(107,888)	(143,349)	(141,687)	(504,346)
Other items	(5,025)	(1,302)	(860)	(17,080)	(24,267)
Impairment losses on tangible assets	(2,292)	-	-	(699)	(2,991)
Impairment losses on intangible assets	-	-	-	(36,269)	(36,269)
Gains / (losses) on items held at fair value and remeasurements	65,434	(278,622)	(373,079)	(2,057,306)	(2,643,573)
Loss after tax	(79,177)	(435,899)	(536,960)	(2,281,035)	(3,333,071)
Adjusted EBITDA	(22,319)	(25,175)	(10,314)	10,376	(47,432)
Adjusted EBITDA Margin	(7.4)%	(8.2)%	(2.7)%	2.2%	(3.2)%
Earnings per share (“EPS”)	$(0.24)	$(1.29)	$(1.58)	$(6.53)	$(9.75)
Adjusted EPS	(0.24)	(0.20)	(0.17)	(0.06)	(0.66)
Digital Platform:
Digital Platform GMV	$494,899	$651,036	$674,097	$939,444	$2,759,476
Digital Platform Services Revenue	185,177	237,603	263,035	347,341	1,033,156
Digital Platform Fulfilment Revenue	30,285	56,803	50,922	75,218	213,228
Digital Platform Gross Profit	97,207	130,579	143,318	189,102	560,206
Digital Platform Gross Profit Margin	52.5%	55.0%	54.5%	54.4%	54.2%
Digital Platform Order Contribution	$59,241	$83,201	$97,133	$121,844	$361,419
Digital Platform Order Contribution Margin	32.0%	35.0%	36.9%	35.1%	35.0%
Active Consumers	2,149	2,524	2,742	3,024	3,024
AOV - Marketplace	$571	$493	$574	$626	$568
AOV - Stadium Goods	314	304	340	308	316
Brand Platform:
Brand Platform GMV	$107,459	$66,348	$112,327	$103,880	$390,014
Brand Platform Revenue	107,459	66,348	112,327	103,880	390,014
Brand Platform Gross Profit	52,480	27,729	58,738	51,857	190,804
Brand Platform Gross Profit Margin	48.8%	41.8%	52.3%	49.9%	48.9%

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 21 for reconciliations of non-IFRS measures to IFRS measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our growth and strategic initiatives, the expected timing for our new warehouse to become operational and our expected performance for the first quarter of 2021 and full year 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry, in particular in light of COVID-19 and its impact on consumer spending patterns; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; the effect of the COVID-19 pandemic on our business and results of operations, as well as on the luxury fashion industry and consumer spending more broadly, and our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic; the increased focus on social, environmental and sustainability matters could increase our costs, harm our reputation and adversely affect our financial results, and our ability to implement our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019 and Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on April 27, 2020, as such factors may be updated from time to time in our other filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 to be filed with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Segment Realignment

Following the acquisition of New Guards in August 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. The comparative periods have been revised to reflect this segment realignment.

Our results for first, second, and part of third quarter 2019 do not include New Guards’ performance.

Presentation Change

Beginning in second quarter 2020, we changed the presentation of our operating loss to reflect losses on items held at fair value and remeasurements, and share of results of associates, as non-operating items in the consolidated statement of operations. These items are now presented below operating loss, and all prior periods in this release reflect this change. We have made this presentation change in order to improve comparability of our period-over-period operating loss, particularly given the increased volatility of the items with a valuation dependent on our market share prices. As a result of this presentation change, the consolidated statement of cash flows now starts with operating loss rather than loss before tax as previously reported. This change had no impact on our historical loss after tax or on any of our historical unaudited condensed consolidated statements of financial position, changes in equity, cash flows or on our previously provided non-IFRS and operational measures. We determined that these presentation changes had no material impact on the previously reported financial information or on any previously issued annual financial statements.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are loss after tax and loss after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Loss after tax	$(77,686)	$(95,392)	$(90,484)	$(110,126)	$(373,688)
Net finance (income)/expense	(8,408)	(1,249)	10,689	(16,182)	(15,150)
Income tax expense/(benefit)	560	813	(104)	(108)	1,161
Depreciation and amortization	14,106	14,323	35,097	50,065	113,591
Share based payments (a)	38,714	45,710	31,760	42,238	158,422
(Gains)/losses on items held at fair value and remeasurements (b)	-	-	(32,286)	10,565	(21,721)
Other items (c)	2,493	(1,764)	10,061	5,584	16,374
Share of results of associates	(15)	(17)	(371)	38	(365)
Adjusted EBITDA	$(30,236)	$(37,576)	$(35,638)	$(17,926)	$(121,376)
Revenue	$174,064	$209,260	$255,481	$382,232	$1,021,037
Loss after tax margin	(44.6)%	(45.6)%	(35.4)%	(28.8)%	(36.6)%
Adjusted Revenue	$146,374	$180,738	$228,227	$337,738	$893,077
Adjusted EBITDA Margin	(20.7)%	(20.8)%	(15.6)%	(5.3)%	(13.6)%

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Loss after tax	$(79,177)	$(435,899)	$(536,960)	$(2,281,035)	$(3,333,071)
Net finance (income)/expense	34,355	20,751	14,363	14,574	84,043
Income tax expense/(benefit)	2,506	(4,118)	2,882	(15,704)	(14,434)
Depreciation and amortization	51,323	51,758	54,007	60,135	217,223
Share based payments (a)	26,760	61,915	81,840	121,118	291,633
(Gains)/losses on items held at fair value and remeasurements (b)	(65,434)	278,622	373,079	2,057,306	2,643,573
Other items (c)	5,025	1,302	860	17,080	24,267
Impairment losses on tangible assets	2,292	-	-	699	2,991
Impairment losses on intangible assets	-	-	-	36,269	36,269
Share of results of associates	31	494	(385)	(66)	74
Adjusted EBITDA	$(22,319)	$(25,175)	$(10,314)	$10,376	$(47,432)
Revenue	$331,437	$364,680	$437,700	$540,105	$1,673,922
Loss after tax margin	(23.9)%	(119.5)%	(122.7)%	(422.3)%	(199.1)%
Adjusted Revenue	$301,152	$307,877	$386,778	$464,887	$1,460,694
Adjusted EBITDA Margin	(7.4)%	(8.2)%	(2.7)%	2.2%	(3.2)%

(a)	Represents share based payment expense.
(b)	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 27 for a breakdown of these items.
(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 28 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Revenue	$174,064	$209,260	$255,481	$382,232	$1,021,037
Less: Digital Platform Fulfilment Revenue	(27,690)	(28,522)	(27,254)	(44,494)	(127,960)
Adjusted Revenue	$146,374	$180,738	$228,227	$337,738	$893,077

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Revenue	$331,437	$364,680	$437,700	$540,105	$1,673,922
Less: Digital Platform Fulfilment Revenue	(30,285)	(56,803)	(50,922)	(75,218)	(213,228)
Adjusted Revenue	$301,152	$307,877	$386,778	$464,887	$1,460,694

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Digital Platform Gross Profit	$80,941	$84,106	$83,294	$123,572	$371,913
Less: Demand generation expense	(31,423)	(34,444)	(34,321)	(51,162)	(151,350)
Digital Platform Order Contribution	$49,518	$49,662	$48,973	$72,410	$220,563
Digital Platform Services Revenue	$141,838	$176,518	$156,479	$226,411	$701,246
Digital Platform Gross Profit Margin	57.1%	47.6%	53.2%	54.6%	53.0%
Digital Platform Order Contribution Margin	34.9%	28.1%	31.3%	32.0%	31.5%

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Digital Platform Gross Profit	$97,207	$130,579	$143,318	$189,102	$560,206
Less: Demand generation expense	(37,966)	(47,378)	(46,185)	(67,258)	(198,787)
Digital Platform Order Contribution	$59,241	$83,201	$97,133	$121,844	$361,419
Digital Platform Services Revenue	$185,177	$237,603	$263,035	$347,341	$1,033,156
Digital Platform Gross Profit Margin	52.5%	55.0%	54.5%	54.4%	54.2%
Digital Platform Order Contribution Margin	32.0%	35.0%	36.9%	35.1%	35.0%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Earnings per share	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(1.21)
Share based payments (a)	0.13	0.15	0.11	0.12	0.50
Amortization of acquired intangible assets	0.01	0.01	0.06	0.09	0.17
(Gains)/losses on items held at fair value and remeasurements (b)	-	-	(0.10)	0.03	(0.07)
Other items (c)	0.01	(0.01)	0.03	0.02	0.05
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	0.00
Adjusted EPS	$(0.11)	$(0.16)	$(0.20)	$(0.08)	$(0.56)

(per share amounts)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Earnings per share	$(0.24)	$(1.29)	$(1.58)	$(6.53)	$(9.75)
Share based payments (a)	0.08	0.18	0.24	0.35	0.85
Amortization of acquired intangible assets	0.09	0.09	0.09	0.09	0.36
(Gains)/losses on items held at fair value and remeasurements (b)	(0.19)	0.82	1.08	5.88	7.69
Other items (c)	0.01	0.00	0.00	0.05	0.07
Impairment losses on tangible assets	0.01	-	-	-	0.01
Impairment losses on intangible assets	-	-	-	0.10	0.11
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted EPS	$(0.24)	$(0.20)	$(0.17)	$(0.06)	$(0.66)

(a)	Represents share based payment expense on a per share basis.
(b)

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 27 for a breakdown of these items.

(c)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 28 for a breakdown of these expenses. Other items included within selling, general and administrative expenses.

The following tables represent gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fair value remeasurements:
Shares issued as part of New Guards acquisition	$-	$-	$(21,526)	$-	$(21,526)

Present value remeasurements:
Chalhoub put option	-	-	53,812	(8,959)	44,853
CuriosityChina call option	-	-	-	(1,606)	(1,606)
Gains / (losses) on items held at fair value and remeasurements	$-	$-	$32,286	$(10,565)	$21,721

Farfetch share price (end of day)	$26.91	$20.80	$8.64	$10.35	$10.35

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$44,014	$(135,093)	$(138,171)	$(749,004)	$(978,254)
$400 million 3.75% Notes due 2027 embedded derivative	-	(77,758)	(157,108)	(869,078)	(1,103,944)
$600 million 0.00% Notes due 2030 embedded derivative	-	-	-	(272,522)	(272,522)

Present value remeasurements:
Chalhoub put option	21,420	(65,771)	(77,800)	(165,776)	(287,927)
CuriosityChina call option	-	-	-	(926)	(926)
Gains / (losses) on items held at fair value and remeasurements	$65,434	$(278,622)	$(373,079)	$(2,057,306)	$(2,643,573)

Farfetch share price (end of day)	$7.90	$17.27	$25.16	$63.81	$63.81

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Transaction-related legal and advisory expenses	$(2,493)	$(2,236)	$(5,061)	$(5,584)	$(15,374)
Release of tax provisions	-	4,000	-	-	4,000
Loss on impairment of investments carried at fair value	-	-	(5,000)	-	(5,000)
Other items	$(2,493)	$1,764	$(10,061)	$(5,584)	$(16,374)

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Transaction-related legal and advisory expenses	$(4,925)	$(1,799)	$(860)	$(17,014)	$(24,598)
Loss on impairment of investments carried at fair value	(100)	(69)	-	(66)	(235)
Other	-	566	-	-	566
Other items	$(5,025)	$(1,302)	$(860)	$(17,080)	$(24,267)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and New Guards-owned sites operated by Farfetch Platform Solutions. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,300 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and innovations such as Store of the Future, its connected retail solution.

For more information, please visit www.farfetchinvestors.com.